UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Safeguard Scientifics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

786449207

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS, LLC

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399-5402

DARREN C. WALLIS

MAPLEWOOD PARTNERS, LLC

555. E. Lancaster Avenue, Suite 520

Radnor, PA 19087

(610) 816-6660

[With a copy to]

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,035,542 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,035,542 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,035,542 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1% (See Item 5)
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,035,542 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,035,542 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,035,542 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Advisors IM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC; OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,022,665 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,022,665 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,665 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% (See Item 5)
14	TYPE OF REPORTING PERSON

IA

4

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,022,665 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,022,665 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,665 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Darren C. Wallis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,022,665 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,022,665 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,022,665 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		730,820 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

730,820 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

730,820 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Sierra Capital Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Global Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		707,845 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

707,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

707,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

AVI Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,098 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,098 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,098 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		22,975 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

22,975 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,975 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 786449207

1	NAME OF REPORTING PERSON

Maplewood Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,098 (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,098 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,098 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 786449207

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).

Item 3.	Source and Amounts of Funds or other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock acquired by the Reporting Persons were purchased with working capital of each of HCPF, AVI, HCM, MAIM and Sierra (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The net investment costs (including commissions, if any) of the Shares directly owned by the Reporting Persons is approximately $12,627,869, including the net cost of Shares. The amounts paid were funded by working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed in the Schedule 13D, the Reporting Persons have engaged in numerous discussions with one or more members of the Issuer’s Board of Directors (the “Board”), including Chairman Robert Rosenthal, regarding the opportunities they believe are available to drive shareholder value at the Issuer, including with respect to board composition. As part of this ongoing dialogue and the Reporting Persons good faith effort to work constructively with the Issuer, the Reporting Persons submitted a list of director candidates for potential appointment to the Board per the Issuer’s request.

On February 8, 2018, the Reporting Persons announced that in light of the upcoming February 23, 2018 deadline to nominate director candidates for election to the Board at the Issuer’s 2018 annual meeting of shareholders (the “Annual Meeting”), the Reporting Persons are preparing to nominate a slate of highly-qualified candidates for election to the Board at the Annual Meeting if they are unable to reach an amicable resolution with the Issuer before the nomination deadline. While the Reporting Persons are still in the process of evaluating the degree of change that they believe is necessary on the Board and the number of candidates they will seek to elect, at this time, it is their intention to nominate at least three of the director candidates whom they have submitted for interviews with the Issuer. The Reporting Persons also cautioned the Board against taking any steps to diminish or suppress the rights of its shareholders to nominate and seek the election of director candidates at the Annual Meeting, including, without limitation, any changes to its corporate governance structure.

The Reporting Persons remain hopeful that they can reach an amicable resolution with the Issuer that is in the best interests of all shareholders. However, the Reporting Persons are disappointed that the Issuer’s Chief Executive Officer and Chief Operating Officer appear to be the individuals leading the process of interviewing the director candidates submitted by the Reporting Persons rather than the Chairman of the Board and Chairman of the Nominating and Corporate Governance Committee of the Board, as repeatedly requested by the Reporting Persons.

13

CUSIP No. 786449207

Item 5.	Interest in Securities of the Issuer.

Items 5(a) –(c) are hereby amended and restated to read as follows:

The percentages used herein are calculated based upon 20,412,398 shares of Common Stock issued and outstanding as of October 24, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on October 26, 2017.

As of the close of business on February 9, 2018:

1. HCM

(a) Amount beneficially owned: 1,035,542*

(b) Percent of class: 5.1% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,035,542*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,035,542*

2. Mr. Manko

(a) Amount beneficially owned: 1,035,542*

(b) Percent of class: 5.1% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,035,542*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,035,542*

3. MAIM

(a) Amount beneficially owned: 1,022,665*

(b) Percent of class: 5.0% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,022,665*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,022,665*

4. MP

(a) Amount beneficially owned: 1,022,665*

(b) Percent of class: 5.0% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,022,665*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,022,665*

5. Mr. Wallis

(a) Amount beneficially owned: 1,022,665*

(b) Percent of class: 5.0% *

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,022,665*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,022,665*

14

CUSIP No. 786449207

6. HCP

(a) Amount beneficially owned: 730,820*

(b) Percent of class: 3.6%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 730,820*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 730,820*

7. Sierra

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.5%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

8. MGP

(a) Amount beneficially owned: 707,845*

(b) Percent of class: 3.5%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 707,845*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 707,845*

9. HCPF

(a) Amount beneficially owned: 22,975*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 22,975*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 22,975*

10. AVI

(a) Amount beneficially owned: 10,098*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 10,098*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,098*

11. MAGP

(a) Amount beneficially owned: 10,098*

(b) Percent of class: Less than 1%*

(i) Sole power to vote or direct the vote: 0

15

CUSIP No. 786449207

(ii) Shared power to vote or direct the vote: 10,098*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 10,098*

*Sierra owns directly 707,845 shares of Common Stock. Pursuant to investment management agreements, HCM and MAIM maintain investment and voting power with respect to the securities held by Sierra. However, despite the delegation of investment and voting power to HCM and MAIM, HCP and MGP may be deemed to be the beneficial owners of such securities under Rule 13d-3 of the Act because HCP and MGP have the right to acquire investment and voting power through termination of investment management agreements with HCM and MAIM. HCPF owns directly 22,975 shares of Common Stock, including 100 shares that are held in record name. Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF. However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM. AVI owns directly 10,098 shares of Common Stock. Pursuant to investment management agreements, MAIM maintains investment and voting power with respect to the securities held by AVI.   However, despite the delegation of investment and voting power to MAIM, MAGP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because MAGP has the right to acquire investment and voting power through termination of investment management agreements with MAIM. HCM and MAIM also act as investment advisers to certain jointly managed accounts. Under investment management agreements with these jointly managed account clients, HCM and MAIM have investment and voting power with respect to 304,722 shares of Common Stock held in the client managed accounts. HCP and MGP are the general partners for Sierra. MAGP is the general partner of AVI. HCP is the general partner of HCPF. Mr. Manko is the managing member of HCM and HCP. MP is the parent company of MGP, MAIM and MAGP. Mr. Wallis is the managing member of MP, MGP, MAGP, and MAIM. By reason of the provisions of Rule 13d-3 of the Act, (i) each of MP, Mr. Wallis and MAIM may be deemed to beneficially own 1,022,665 shares of Common Stock held by AVI, Sierra and the managed accounts, (ii) each of HCM and Mr. Manko may be deemed to beneficially own 1,035,542 shares of Common Stock held by HCP, Sierra and the managed accounts, (iii) HCP may be deemed to beneficially own 730,820 shares of Common Stock held by HCPF and Sierra, (iv) MGP may be deemed to beneficially own 707,845 shares of Common Stock held by Sierra, and (v) MAGP may be deemed to beneficially own 10,098 shares of Common Stock held by AVI. The Reporting Persons collectively own an aggregate of 1,045,640 shares of Common Stock, constituting approximately 5.1% of the outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this Schedule 13D except to the extent of his or its pecuniary interest therein.

(c)       Schedule A attached to this Amendment No. 1 to the Schedule 13D and incorporated herein by reference lists all transaction in the shares of Common Stock effected by the Reporting Persons since the filing of the Schedule 13D.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

16

CUSIP No. 786449207

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 9, 2018	HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

MAPLEWOOD PARTNERS, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

MAPLEWOOD ADVISORS IM, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

/s/ Darren C. Wallis
DARREN C. WALLIS

HORTON CAPITAL PARTNERS, LLC

By:	/s/ Joseph M. Manko, Jr.
Name:	Joseph M. Manko, Jr.
Title:	Managing Member

SIERRA CAPITAL INVESTMENTS, LP

By:	Horton Capital Partners, LLC and Maplewood Global Partners, LLC, its General Partners

By:	/s/ Joseph M. Manko, Jr.
Name:	Joseph M. Manko, Jr.
Title:	Managing Member, Horton Capital Partners, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member, Maplewood Global Partners, LLC

17

CUSIP No. 786449207

MAPLEWOOD GLOBAL PARTNERS, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

HORTON CAPITAL PARTNERS FUND, LP

By:	Horton Capital Partners, LLC, its General Partners

By:	/s/ Joseph M. Manko, Jr.
Name:	Joseph M. Manko, Jr.
Title:	Managing Member

AVI CAPITAL PARTNERS, LP

By:	Maplewood Advisors GP, LLC, its General Partners

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

MAPLEWOOD ADVISORS GP, LLC

By:	/s/ Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

18

CUSIP No. 786449207

SCHEDULE A

This Schedule A sets forth information with respect to transactions in shares of Common Stock of the Issuer by the Reporting Persons since the filing of the Schedule 13D. All transactions were effected in the open market through a broker.

Horton Capital Partners Fund, LP

Trade Date	Shares Purchased	Price
2/5/2018	100	$12.2500
2/7/2018	12,775	$12.5767